UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                    to

Commission File No. 001-31403

Pepco Holdings, Inc. Retirement Savings Plan

(Full title of the plan)

Pepco Holdings, Inc.

(Name of issuer)

701 Ninth Street, N.W.

Washington, D.C. 20068

(Address of issuer’s principal executive office)

Pepco Holdings, Inc. Retirement Savings Plan

Financial Statements and Supplemental Schedules

as of December 31, 2011 and 2010

and for the Years Ended December 31, 2011 and 2010,

and

Report of Independent Registered Public Accounting Firm

Pepco Holdings, Inc. Retirement Savings Plan

*	Other supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (ERISA), have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Administrator of the

Pepco Holdings, Inc. Retirement Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Pepco Holdings, Inc. Retirement Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2011 and 2010, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2011 and reportable transactions for the year then ended are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information is the responsibility of the Plan’s management. The information has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Mitchell & Titus LLP

Washington, DC June 28, 2012

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Net Assets Available for Benefits

	As of December 31, 2011	As of December 31, 2010
Assets
Investments, at fair value
Registered investment companies	$518,030,918	$545,866,281
Common/Collective trust	166,072,513	158,444,030
Pepco Holdings, Inc. common stock	122,788,240	111,111,833

Total investments	806,891,671	815,422,144

Receivables
Notes receivable from participants	25,284,841	25,747,531

Net assets available for benefits, at fair value	832,176,512	841,169,675

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	(7,315,522)	(5,976,719)

Net assets available for benefits	$824,860,990	$835,192,956

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	For the year ended December 31, 2011	For the year ended December 31, 2010

Investment income:
Interest and dividend income – investments	$24,413,403	$23,218,677
Interest income – notes receivable from participants	991,032	1,220,289
Net (depreciation) appreciation in fair value of investments	(3,083,917)	62,913,398

Net investment income	22,320,518	87,352,364

Contributions:
Employer	10,942,715	11,333,807
Participants	31,337,758	32,997,719
Rollovers	1,387,787	998,089

Total contributions	43,668,260	45,329,615

Other Additions	527,208	43,271

Total additions	66,515,986	132,725,250

Deductions:
Payments of benefits to participants	76,497,957	75,546,209
Other deductions	349,995	352,335

Total deductions	76,847,952	75,898,544

Net (decrease) increase in net assets available for benefits	(10,331,966)	56,826,706

Net assets available for benefits at beginning of year	835,192,956	778,366,250

Net assets available for benefits at end of year	$824,860,990	$835,192,956

The accompanying Notes are an integral part of these financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 1 – Description of Plan

The following description of the Pepco Holdings, Inc. (PHI or the Company) Retirement Savings Plan (the Plan), provides only general information. Participants should refer to the Plan Document for a more comprehensive description of the Plan’s provisions.

General

The Plan is a defined contribution plan that consists of eight Sub Plans: 1) the Management Sub Plan, 2) the Local 1900 Sub Plan, 3) the Local 1307 Sub Plan, 4) the Local 1238 Sub Plan, 5) the Local 210 Sub Plan, 6) the Local 210-5 Sub Plan, 7) the PHI Operating Services Company (POSC) Sub Plan, and 8) the Petron Sub Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

In 2010, PHI sold the wholesale power generation business of its wholly-owned subsidiary, Conectiv Energy Holding Company (Conectiv Energy), and liquidated substantially all of Conectiv Energy’s load service supply contracts, energy hedging portfolio, certain tolling agreements and other non-core assets. In addition, PHI is winding down the retail electric and natural gas supply business, which it conducts through its wholly owned subsidiary Pepco Energy Services, Inc. The remaining Energy Services business will not be affected by the wind down of the retail energy supply business. In connection with these disposition activities and a restructuring plan entered into in 2010, many participants in the Plan have separated from the Company and are no longer active participants in the Plan. As further discussed below under the heading Distributions and Withdrawals, requests for distributions for reasons of retirement or termination will be made online or by phone. Employees who separated from the Company in 2010 are able to leave balances of $5,000 or more in the Plan.

As part of its sale of the wholesale generation business, PHI no longer owns Petron or POSC. Therefore these sub plans are frozen and accepting no new participants. In addition, existing participants may have an account balance but are unable to make contributions.

Plan Amendments

Effective September 1, 2010, the PHI Administrative Board amended the Local 1238 Sub Plan and the Local 1307 Sub Plan to increase the employer match from fifty cents on each dollar contributed up to 5% of base pay to fifty cents on each dollar contributed up to 6% of base pay for employees hired on or after September 1, 2010. The PHI Administrative Board amended the Plan in June 2009 to allow for Roth 401(k) contributions and the amendment became effective April 1, 2010. In addition, the PHI Administrative Board amended the Plan to implement Automatic Enrollment and Automatic Escalation which became effective in January 2010, for the Management Sub Plan, the Local 1900 Sub Plan, the Local 1238 Sub Plan, and the Local 1307 Sub Plan. New hires for Local 210 are eligible for this provision as of July 1, 2011 and Local 210-5 new hires are eligible as of August 1, 2011.

Designation of Trustee

The Plan’s trustee is Vanguard Fiduciary Trust Company of Malvern, Pennsylvania (the Plan Trustee). The Plan’s investments are held in a trust account at The Vanguard Group (Vanguard) and consist of a specific interest in the Pepco Retirement Savings Plan Master Trust (the Trust).

Designation of Recordkeeper

Vanguard serves as the Plan’s recordkeeper.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 1 – Description of Plan (continued)

Participation

Management employees (non-bargaining unit, full-time and part-time with more than 20 hours per week) of PHI’s wholly-owned subsidiaries (PHI Service Company, Potomac Electric Power Company, Pepco Energy Services, Inc., Delmarva Power & Light Company, and Atlantic City Electric Company) are eligible to participate in the Management Sub Plan upon their date of hire (or as soon as administratively feasible). Employees of POSC participate in the POSC Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible). Employees of Conectiv Energy Supply, Inc., participate in the Petron Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible). Employees represented by Local 1900 participate in the Local 1900 Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible). Employees represented by Local 1238 participate in the Local 1238 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 1307 participate in the Local 1307 Sub Plan and are eligible to participate once they have completed six months of service. Employees represented by Local 210 participate in the Local 210 Sub Plan and are eligible to participate on their date of hire (or as soon as administratively feasible) if they are scheduled to work at least 1,000 hours of service in the first 12 consecutive month period. Employees represented by Local 210-5 participate in the Local 210-5 Sub Plan and are eligible to participate upon their date of hire (or as soon as administratively feasible).

Contributions

In all Sub Plans, participants may contribute from 1% to 65% of their base pay on a before- or after-tax basis, not to exceed the maximum allowable under the Internal Revenue Code of 1986, as amended (IRC).

For participants in the Management Sub Plan and the Local 210-5 Sub Plan, the Company provides matching contributions in Company stock equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee. For participants in the POSC Sub Plan and the Petron Sub Plan, the Company provided matching contributions in cash or Company stock equal to 100% on the first 3% of base pay and 50% on the next 3% of base pay contributed by the employee, however, eligible employees also received discretionary contributions depending on the success of the respective company. For participants in the Local 210-5 Sub Plan hired after August 1, 2011, the Company provided matching contributions in Company stock equal to 50% up to 5% of the base pay contributed. For participants in the Local 1238 Sub Plan and the Local 1307 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 5% of the base pay contributed. For participants in the Local 1900 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed. For participants in the Local 210 Sub Plan, the Company provides matching contributions in Company stock equal to 50% up to 6% of the base pay contributed.

The Company’s matching contributions, made in Company common stock, are paid to the Plan Trustee in the form of authorized and previously unissued shares or in cash for the purchase of Company common stock on the open market.

Participants age 50 and older (by year end) and meeting one of the Internal Revenue Service (IRS) pre-tax contribution limits are eligible to make catch-up contributions. The catch-up contribution limits for 2011 and 2010 were $5,500.

The sum of the elected percentages of before- and after-tax contributions and the Company matching contributions may not exceed 65% of a participant’s annual salary. A participant is prohibited from making elective contributions to the Plan for six months following a hardship withdrawal. Eligible rollover contributions are permitted from other employer-sponsored plans into the Plan.

Vesting

Participants are 100% vested and have a nonforfeitable interest, in their own contributions, and in the Company matching contributions, including any earnings or losses thereon.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 1 – Description of Plan (continued)

The Plan allows participants to diversify their vested Company matching contributions regardless of age or years of participation in the Plan.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and earnings (losses) attributable to the participant’s investments. Participant accounts are impacted by expenses charged by the investment options in which they invest, as disclosed in each investment option’s prospectus. Also, certain investment options charge redemption fees that are also paid directly by the participant from his or her account. All other administrative fees related to participant accounts are paid by the Company.

Participants may elect to have their contributions invested, in multiples of 1%, in one or more of the available investment options. The Plan’s investment options were selected by the PHI Investment Committee and are intended to provide diversified categories of investments with different risk and return characteristics that will enable participants to create an investment portfolio to meet their individual goals, depending on the level of risk they are willing to accept. The investment options available to participants of the Plan are reviewed periodically and can be changed at the discretion of the PHI Investment Committee pursuant to the Plan Document.

Participants can transfer all or part of their investment account balance and related earnings in any existing investment option to any other investment option offered in the Plan with the exception of any limitation expressed in the prospectus of a specific investment option that prohibits such transfer, and subject to limitations under applicable securities laws for transfers involving Company common stock. Participants may change the allocation of their future contributions among the investment options at any time.

Distributions and Withdrawals

If a participant retires, dies, becomes permanently disabled, or otherwise separates from the Company, the participant or participant’s beneficiary is entitled to the entire account balance as valued on the withdrawal date. In the event of a participant’s death, distribution of the participant’s account balance will be made as soon as administratively practicable upon the receipt of appropriate documentation from the designated beneficiary. Distributions for reasons of retirement, disability retirement, permanent disability or termination will be made online or by phone. Distributions of a participant’s account balance may be made in (1) a lump sum cash payment, (2) in regular installments for a period not exceeding the joint and survivor life expectancy of the participant and his or her spouse or other beneficiary or, (3) partial lump sums upon the request of the participant, with certain limitations stated in the Plan Document. Distributions from the Pepco Holdings, Inc. common stock fund (Stock Fund) may be made in PHI common stock or cash based on the election of the participant. Distributions cannot be deferred beyond age 70 1/2. Distributions from the remaining investment options are made in cash.

While employed, a participant may make certain withdrawals of vested contributions online or by phone. Pre-tax employee contributions can only be withdrawn for the reason of financial hardship, as defined in the Plan Document. At the age of 59 1/2, the participant may withdraw any portion of his or her account balance.

After making a hardship withdrawal of pre-tax contributions, a participant is prohibited from making contributions or receiving Company matching contributions for a period of six months. A participant with less than 60 months of Plan participation will incur a six-month suspension period upon making any withdrawal of his or her after-tax contributions. During this suspension period, no matching contributions will be credited to the participant’s account.

Loans to Participants

Loans are available to participants from amounts attributable to pre-tax and/or after-tax contributions, subject to U.S. Department of Labor and IRS limitations. The Plan requires that a minimum of $1,000 be borrowed by a participant. A one-time fee per loan is deducted from the participant’s account at the time of each loan distribution. The fee is $50 for loans processed on the Vanguard website and $100 for loans processed via a paper loan application. The number and amount of loans allowed to a participant are

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 1 – Description of Plan (continued)

restricted by the Sub Plans and are consistent with IRS regulations. A participant can have up to four loans outstanding at any time with maximum term lengths of five years, or 30 years for a primary residence. The prevailing prime rate (quoted by Reuters at the end of the month prior to the month of the loan) is applied as the fixed interest rate for the loan. Loan repayments are made through payroll deductions or by prepayment in a lump sum. If an active participant has four outstanding loans and pays off one loan, they will not be eligible for another loan until 30 days after the loan pay-off date. Upon termination from the Company, a participant can elect to continue to make loan repayments. If the loan repayments are not made, the loan will be in default and is converted to a distribution at the end of the calendar quarter following the calendar quarter in which the first payment amount was missed, or approximately 90 days.

Plan Administration and Termination

The Plan is administered by the PHI Administrative Board, which is appointed by the Company’s Chief Executive Officer. All contributions to the Plan are held in trust by the Plan Trustee for the exclusive benefit of the participants. The Company generally pays the Plan Trustee fees and certain other administrative expenses of the Plan, while the participants pay expenses charged by the investment options as disclosed in the investment options’ prospectuses.

The Plan is a defined contribution plan. Interests in the Plan are not insured by the Company and are not guaranteed by the Pension Benefit Guaranty Corporation, an agency of the United States government.

Although the Company intends to continue the Plan indefinitely, it reserves the right to terminate or amend the Plan at any time subject to the provisions of ERISA. In the event of the termination of the Plan, all Company contributions become immediately vested to Plan participants.

NOTE 2 – Significant Accounting Policies

Basis of Presentation

The financial statements of the Plan are prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes and supplemental schedules. Although the Plan believes that its estimates and assumptions are reasonable, they are based upon information available to management at the time the estimates are made. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan provides for various investment options. Investment securities are exposed to various risks, such as interest, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits and Statements of Changes in Net Assets Available for Benefits.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits, the Plan’s interest in the net investment income in the Trust, which consists of the realized gains or losses and the unrealized depreciation and appreciation on those Trust investments.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 2 – Significant Accounting Policies (continued)

The Plan’s investments are stated at fair value using the framework established by Financial Accounting Standards Board (FASB) guidance on Fair Value Measurements and Disclosures (Accounting Standards Codification (ASC) 820). Purchases and sales of securities are recorded on a trade date basis.

Dividends are recorded on the ex-dividend date. Interest on interest-bearing cash, money market accounts and participant loans is recorded when earned. Participants with investments in the Stock Fund have an option to receive a payout of any dividends paid on PHI stock held in the Stock Fund and allocated to units within the Stock Fund or reinvest those dividends to purchase additional units in the Stock Fund.

Notes Receivable from Participants

In September 2010, the FASB issued authoritative guidance that amends the classification, measurement and disclosure requirements for loans to participants by defined contribution pension plans. The revised guidance requires participant loans to be classified as notes receivable from participants which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Additionally, fair value disclosures are no longer required for notes receivable from participants. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2011 or 2010.

Benefit Payments

Benefit payments to participants are recorded when paid.

Forfeitures

At December 31, 2011 and 2010, plan year forfeiture amounts were zero and $1,383, respectively. These amounts were used to reduce future employer contributions or fund administrative expenses by the Plan.

Plan Expenses

Certain expenses incurred in the administration of the Plan are paid by the Company, excluding those expenses associated with participant accounts.

Reclassifications and Adjustments

Certain prior year amounts within the Statements of Changes in Net Assets Available for Benefits and within Note (5), “Fair Value Disclosures,” have been reclassified to conform to the current year presentation.

NOTE 3 – Newly Adopted Accounting Standards

Fair Value Measurements and Disclosures (ASC 820)

The FASB issued new disclosure requirements that require significant items within the reconciliation of the level 3 valuation category to be presented in separate categories for purchases, sales, issuances and settlements. The guidance was effective beginning with the Plan’s December 31, 2011 financial statements. The Plan did not have any investments categorized as level 3 as of December 31, 2011, and accordingly, the new disclosure requirements did not change the information included in Note (5), “Fair Value Disclosures,” of its financial statements.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 4 – Recently Issued Accounting Standards, Not Yet Adopted

Fair Value Measurements and Disclosures (ASC 820)

In May 2011, the FASB issued new guidance on fair value measurement and disclosures that will be effective beginning with the Plan’s December 31, 2012 financial statements. The new guidance will change how fair value is measured in specific instances and expand disclosures about fair value measurements. The Plan is evaluating the impact of the new guidance on its financial statements.

NOTE 5 – Fair Value Disclosures

FASB guidance on fair value measurement and disclosures (ASC 820) established a framework for measuring fair value and expanded disclosures about fair value measurements. As defined in the guidance, fair value is the price that would be received from a sold asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). PHI utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable.

Accordingly, PHI utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The guidance establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The three levels of the fair value hierarchy are as follows:

Level 1

Level 1 asset fair values are based on unadjusted quoted prices for identical assets in active markets that the Plan has the ability to access. Assets in this category include the investments in registered investment companies – mutual funds.

Level 2

Level 2 asset fair values are based on quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets, inputs other than quoted prices that are observable for the asset and, inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset. Assets in this category include investments in a common/collective trust and the Stock Fund.

Level 3

Level 3 asset fair values are based on significant inputs that are generally less observable than those from objective sources. The Plan currently holds no investments that are categorized as level 3.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different measurement at the reporting date.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 5 – Fair Value Disclosures (continued)

The following tables present the fair values of Plan assets by asset category within the fair value hierarchy levels, as of December 31, 2011 and 2010:

	Fair Value Measurements at December 31, 2011
Asset Category	Level 1	Level 2	Total
Registered investment companies – Mutual Funds
Equity
Domestic	$282,329,274	$—	$282,329,274
International	53,313,959	—	53,313,959
Fixed income	106,871,766	—	106,871,766
Balanced	75,515,919	—	75,515,919
Common/Collective trust (a)	—	166,072,513	166,072,513
Pepco Holdings, Inc. common stock fund (b)	—	122,788,240	122,788,240

Total assets at fair value	$518,030,918	$288,860,753	$806,891,671

(a) This category represents investments in a stable value fund.

(b) Represents interests in a stock fund whose underlying investments are solely shares of PHI common stock.

	Fair Value Measurements at December 31, 2010
Asset Category	Level 1	Level 2	Total
Registered investment companies – Mutual Funds
Equity
Domestic	$295,080,402	$—	$295,080,402
International	69,955,553	—	69,955,553
Fixed income	107,021,078	—	107,021,078
Balanced	73,809,248	—	73,809,248
Common/Collective trust (a)	—	158,444,030	158,444,030
Pepco Holdings, Inc. common stock fund (b)	—	111,111,833	111,111,833

Total assets at fair value	$545,866,281	$269,555,863	$815,422,144

(a) This category represents investments in a stable value fund.

(b) Represents interests in a stock fund whose underlying investments are solely shares of PHI common stock. The Stock Fund was reclassified to level 2 to conform to the current year classification.

Valuation Techniques Used to Determine Fair Value

The following methods and assumptions were used to estimate the fair value of each class of financial instrument.

Registered Investment Companies – Mutual Funds

Equity

Equity assets included in mutual funds are primarily comprised of securities issued by public companies in domestic and foreign markets, which are valued on a daily basis. The fair values of the Plan’s interests in mutual funds are based on publicly quoted Net Asset Values (NAV). These funds have ongoing subscription and redemption activities and are classified as level 1.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 5 – Fair Value Disclosures (continued)

Fixed income

Fixed income assets included in mutual funds are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan’s interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Balanced

Balanced assets included in mutual funds are primarily comprised of investments in other equity and fixed income mutual funds. Equity mutual fund assets are primarily comprised of securities issued by public companies in domestic and foreign markets which are valued on a daily basis. Fixed income mutual fund assets are comprised of fixed income securities primarily issued by corporations, governments and government agencies. The fair values of the Plan’s interests in mutual funds are based on publicly quoted NAVs. These funds have ongoing subscription and redemption activities and are classified as level 1.

Common/Collective Trust

The common/collective trust fund represents an investment in the Vanguard Retirement Savings Trust which is a stable value fund. The trust fund is valued using the NAV provided by the trustee of the trust fund based on the value of the underlying assets divided by the number of units outstanding. The fair value of the trust fund’s underlying assets is determined by pricing agents using observable inputs on a daily basis plus the total wrap contract rebid value, which is calculated by discounting the annual rebid fee over the duration of the contract’s assets. The only restriction is that the Plan is required to provide a one year redemption notice to liquidate its entire share in the trust fund. The fair value of the fund is classified as level 2.

Pepco Holdings, Inc. Common Stock Fund

This category represents PHI common stock held in the Stock Fund. Participants’ holdings in the Stock Fund are represented by units in the Stock Fund and do not represent direct ownership of PHI common stock. The fund’s unit value is determined by dividing the total current fair value of the investments in the fund by the total number of units owned. The value of such units in the Stock Fund was $8.78 per unit and $7.90 per unit at December 31, 2011 and 2010, respectively, as compared to PHI common stock, which had a fair value of $20.30 per share and $18.25 per share at December 31, 2011 and 2010, respectively, equal to the closing price of one share of PHI common stock on the New York Stock Exchange. The fair value of the fund is classified as level 2.

NOTE 6 – Investment Contracts

The ASC guidance requires investment contracts held by a defined contribution plan to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to a fully benefit-responsive investment contract because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.

The Plan invests in investment contracts through a common/collective trust (the Vanguard Retirement Savings Master Trust). The Statement of Net Assets Available for Benefits presents the fair value of the Vanguard Retirement Savings Master Trust and the adjustment from fair value to contract value. The fair value of the Plan’s interest in the Vanguard Retirement Savings Master Trust is based on information reported by the issuer of the common/collective trust at year end. The contract value of the Vanguard Retirement Savings Master Trust represents contributions plus earnings, less participant withdrawals and administrative expenses.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 7 – Non-Participant-Directed Investments

Information about the components of and the significant changes in net assets relating to the Plan’s non-participant-directed investments are as follows:

Pepco Holdings, Inc. Common Stock Fund:	2011	2010
Net Assets at Beginning of Year	$111,111,833	$100,675,415
Contributions	12,327,491	12,782,321
Interest and dividend income	6,357,297	6,466,908
Net appreciation in fair value of investments	12,088,501	8,506,870
Benefits paid to participants	(9,749,037)	(9,648,584)
Transfers	(9,979,874)	(8,386,754)
Other	632,029	715,657

Net Assets at End of Year	$122,788,240	$111,111,833

NOTE 8 – Investments

Investments at December 31, which exceed five percent of the Plan’s net assets are as follows:

	2011	2010
Vanguard Institutional Index Fund	$119,147,915	$125,983,800
Vanguard Retirement Savings Trust (at contract value)	158,756,991	152,467,311
Pepco Holdings, Inc. Common Stock Fund	122,788,240	111,111,833

During the years ended December 31, 2011 and 2010, the Plan’s investments (including gains and losses on investments bought, sold and transferred during the period) (depreciated) appreciated in value as follows:

	2011	2010
Registered Investment Companies — Mutual Funds	$(15,172,418)	$54,406,528
Pepco Holdings, Inc. Common Stock Fund	12,088,501	8,506,870

Net (depreciation) appreciation in fair value of investments	$(3,083,917)	$62,913,398

NOTE 9 – Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Vanguard. Vanguard is affiliated with the Plan Trustee and, therefore, these transactions qualify as party-in-interest transactions.

The Company as Plan sponsor is a related party. At December 31, 2011 and 2010, the Plan held investments of 6,048,682 shares and 6,088,320 shares of Pepco Holdings, Inc. common stock, respectively. These shares are indirectly held by participants through the ownership of 13,984,993 units and 14,064,789 units of the Stock Fund at December 31, 2011 and 2010, respectively. The fair value of the common stock at December 31, 2011 and 2010 was $122,788,240 and $111,111,833, respectively. Purchases of $25,474,151 and $26,393,088 and sales of $25,886,931 and $24,465,713 of Company common stock were made during 2011 and 2010, respectively.

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 10 – Tax Status of the Plan

On January 29, 2010, Pepco Holdings, Inc. filed an application for determination of qualification of the Plan that is currently under review by the IRS. Previously, the IRS had determined, on the dates indicated, that all plans that were merged into the Plan at January 13, 2006 (Conectiv Savings and Investment Plan – October 9, 2003; Atlantic Electric 401k Savings and Investment Plan – B – October 9, 2003; Potomac Electric Power Company Savings Plan for Management Employees – December 1, 2003; PHI Operating Services Company 401k Savings Plan – August 7, 2001; and Potomac Electric Power Company Savings Plan for Bargaining Unit Employees – December 1, 2003; Conectiv Energy Supply, Inc. Safe Harbor 401(k) Profit Sharing Plan – August 7, 2001, the POSC Sub Plan – June 25, 2007, and the Petron Sub Plan – September 12, 2008) are qualified employee benefit plans under Section 401(a) of the IRC, and that the Trust is a qualified tax exempt employee benefit trust under Section 501(a) of the IRC. Although the plans have been amended since receiving their determination letters, the plan administrator believes that the plans are designed and currently being operated in compliance with the applicable requirements of the IRC. Participants are not taxed on the income allocated to contributions made for their account until such time as they or their beneficiaries receive distributions from the Plan.

Plan management is required by GAAP to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to audits; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to examinations for years prior to the date of the determinations stated above.

NOTE 11 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE 12 – Reconciliation of Financial Statements to IRS Form 5500

The following is a reconciliation of net assets available for benefits per the accompanying financial statements to the IRS Form 5500 as of December 31:

	2011	2010
Net Assets available for benefits:
Net assets available for benefits per financial statements at end of year	$824,860,990	$835,192,956
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	7,315,522	5,976,719
Notes receivable from participants deemed distributed	(674,640)	(734,109)

Net assets available for benefits per the IRS Form 5500	$831,501,872	$840,435,566

	2011	2010
Notes receivable from participants:
Notes receivable from participants per financial statements at end of year	$25,284,841	$25,747,531
Notes receivable from participants deemed distributed	(674,640)	(734,109)

Net notes receivable from participants per the IRS Form 5500	$24,610,201	$25,013,422

Pepco Holdings, Inc. Retirement Savings Plan

Notes to Financial Statements

For the Years Ended December 31, 2011 and 2010

NOTE 12 – Reconciliation of Financial Statements to IRS Form 5500 (continued)

The following is a reconciliation of the change in net assets for benefits paid to participants and other additions per the accompanying financial statements to the IRS Form 5500 as of December 31:

	2011	2010
Benefit payments and provided benefits:
Payments of benefits to participants per financial statements at end of year	$76,497,957	$75,546,209
Prior year deemed distributions	(92,199)	—
Other	17,482	(12,136)

Net benefit payments per the IRS Form 5500	$76,423,240	$75,534,073

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i):

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
	Neuberger Soc Resp;Tr	Registered Investment Company	$224,285	$229,183
	Allianz CCM Mid-Cap; Admn	Registered Investment Company	18,025,053	18,550,115
	Allianz:NFJ SCV;Inst	Registered Investment Company	6,615,784	6,797,854
	Baron Growth	Registered Investment Company	2,726,359	3,029,802
	CRM Md Cp Val;Inv	Registered Investment Company	1,547,872	1,530,501
	Cambiar Small Cap Inst	Registered Investment Company	168,189	171,566
	Columbia Small Cap Fd Class Z	Registered Investment Company	1,020,207	1,032,033
	Conestoga Small Cap	Registered Investment Company	5,464,170	6,572,123
	Dodge & Cox Intl Stock	Registered Investment Company	20,095,182	16,530,950
	Fidelity Contrafund	Registered Investment Company	10,433,034	11,067,879
	FT Mutual Discovery; A	Registered Investment Company	2,622,680	2,567,582
	Lord Abbett Mid Cap Value Fund	Registered Investment Company	2,936,776	2,702,212
	MFS Utilities Fund Cl A	Registered Investment Company	3,696,865	4,076,539
	MSIFT Midcap Growth A	Registered Investment Company	4,557,201	4,696,639
	MSIF US Real Estate Class I	Registered Investment Company	6,641,937	6,686,990
	N&B Genesis Trust	Registered Investment Company	4,633,832	4,859,755
	Oakmark Eqty & Inc;I	Registered Investment Company	5,221,268	5,454,632
	PIMCO Total Return Fd, Instit	Registered Investment Company	24,848,775	24,632,322
	T. Rowe Price Emerging Mkt St	Registered Investment Company	10,531,339	9,799,323
	T. Rowe Price New Horizons Ret	Registered Investment Company	3,626,233	3,506,906
	TRP Growth Stock Fund	Registered Investment Company	26,219,926	28,900,363
	TRP Spectrum Growth	Registered Investment Company	3,108,409	3,064,685
	TRP Spectrum Income Fund	Registered Investment Company	4,504,966	4,598,197
	Templeton Inc:GB;A	Registered Investment Company	9,715,786	9,587,358
*	Vanguard Explorer Fund Inv	Registered Investment Company	2,996,208	3,274,638
*	Vanguard GNMA Investor Shares	Registered Investment Company	18,492,416	19,098,593
*	Vanguard Inst Index Fund	Registered Investment Company	116,456,587	119,147,915
*	Vanguard IT Treasury Inv	Registered Investment Company	10,105,131	10,157,800
*	Vanguard PRIMECAP Fund Inv	Registered Investment Company	27,778,769	27,240,296
*	Vanguard Prime Money Mkt	Registered Investment Company	600,923	600,923
*	Vanguard Tgt Retirement 2005	Registered Investment Company	2,024,746	2,096,846
*	Vanguard Tgt Retirement 2010	Registered Investment Company	3,391,843	3,506,555
*	Vanguard Tgt Retirement 2015	Registered Investment Company	14,520,250	15,043,070
*	Vanguard Tgt Retirement 2020	Registered Investment Company	6,553,481	6,665,191
*	Vanguard Tgt Retirement 2025	Registered Investment Company	17,892,110	18,224,600
*	Vanguard Tgt Retirement 2030	Registered Investment Company	2,727,174	2,823,371
*	Vanguard Tgt Retirement 2035	Registered Investment Company	7,370,574	7,470,662
*	Vanguard Tgt Retirement 2040	Registered Investment Company	1,885,778	1,938,191
*	Vanguard Tgt Retirement 2045	Registered Investment Company	7,715,611	7,735,628
*	Vanguard Tgt Retirement 2050	Registered Investment Company	1,274,017	1,278,129
*	Vanguard Tgt Retirement 2055	Registered Investment Company	35,041	34,407
*	Vanguard Target Retirement Inc	Registered Investment Company	3,105,891	3,244,636
*	Vanguard Total Bd Mkt Indx Inv	Registered Investment Company	36,225,444	38,797,497
*	Vanguard Total Int’l Stock Idx	Registered Investment Company	28,853,452	24,416,103
*	Vanguard Windsor II Fund Inv	Registered Investment Company	27,026,880	24,590,358
*	Vanguard Retirement Savings Trust**	Common/Collective Trust	166,072,513	166,072,513

*	Party in interest
**	Fair value

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(i) (continued)

Schedule of Assets (Held at End of Year)

Year Ended December 31, 2011

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(i) (continued):

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Cost	Current value
*	Pepco Holdings, Inc. Common Stock Fund	Company Stock Fund	118,200,328	122,788,240
	Notes receivable from participants	Varying maturity dates with interest rates ranging from 3.25% - 11%	—	25,284,841

	Total		$800,491,295	$832,176,512

*	Party in interest

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Schedule H - Line 4(j)

Schedule of Reportable Transactions

Year Ended December 31, 2011

Pepco Holdings, Inc. Retirement Savings Plan, EIN 52-2297449, PN 017

Attachment to Form 5500, Schedule H, Line 4(j)—Series of Transactions in Excess of Five Percent of Current Value of Plan Assets:

Identity of Party Involved	Description of Asset	Purchase Price	Selling Price	Historical Cost of Asset	Current Value of Asset on Transaction Date	Historical Gain (Loss)

Vanguard	Pepco Holdings Common Stock Fd	$25,474,151	$—	$—	$25,474,151	$—
Vanguard	Pepco Holdings Common Stock Fd	—	25,886,931	25,862,759	25,886,931	24,172

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

Exhibits:

Exhibit 23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Board has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

By:	/s/ JOSEPH M. RIGBY
Joseph M. Rigby, Chairman Administrative Board

Date: June 28, 2012

PEPCO HOLDINGS, INC. RETIREMENT SAVINGS PLAN

INDEX TO EXHIBITS FILED HEREWITH

Exhibit No.	Description of Exhibit

23	Consent of Independent Registered Public Accounting Firm